Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("PAETEC Holding Corp."), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp. and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of PAETEC Holding Corp.

FOR IMMEDIATE RELEASE

Media Contact:	Corporate Contact:	Investor Contact:
Marisa Puthoff	Chris Muller	James Stawski
Edelman Public Relations	PAETEC Communications	US LEC
404-262-3000	585-340-8218	704-319-1189
marisa.puthoff@edelman.com	Christopher.Muller@PAETEC.com	jstawski@uslec.com

US LEC CORP. AND PAETEC COMMUNICATIONS RECEIVE FEDERAL COMMUNICATIONS COMMISSION APPROVAL FOR MERGER

Charlotte, NC and Fairport, NY - October 24, 2006 - US LEC Corp. (Nasdaq: CLEC) and privately owned PAETEC Communications announced that they have received Federal Communications Commission (FCC) approval to proceed with the companies’ pending merger transaction.

On August 14, 2006, US LEC and PAETEC announced that their Boards of Directors had unanimously approved a definitive merger agreement under which PAETEC and US LEC will become wholly-owned subsidiaries of a new publicly owned holding company (“PAETEC Holding Corp.”). The new company expects to trade on the Nasdaq Global Market under the ticker symbol “CLEC”.

J. Lyle Patrick, executive vice president and chief financial officer of US LEC commented, “With FCC approval of the transaction, US LEC and PAETEC are one step closer to forming a premier communications provider to business and enterprise customers. PAETEC Holding Corp. is expected to have over $1 billion in pro-forma revenue and $187 million in run-rate adjusted EBITDA. In addition, it will have over 45,000 medium and large enterprise customers and will operate in 52 of the top 100 Metropolitan Service Areas in the U.S. Clearly this is a merger that will be beneficial to customers and stakeholders of both companies.”

About PAETEC

PAETEC is an innovative supplier of communications solutions to medium and large businesses and institutions. With the belief that every customer has unique needs, PAETEC offers personalized solutions that include a comprehensive suite of Voice over Internet Protocol (VoIP) services delivered over its Private-IP MPLS network. With more than 1,100,000 access line equivalents in service, PAETEC serves more than 17,000 core business customers across the U.S. by offering a full line of telecommunications and Internet services, enterprise communications management software, security solutions, and managed services. The company was the recipient of the 2005 American Business Ethics Award for a mid-size company, presented by the Society of Financial Services Professionals. PAETEC is headquartered in Fairport, N.Y. More information about the company can be found by visiting www.PAETEC.com.

About US LEC

Based in Charlotte, N.C., US LEC is a full-service provider of IP, data and voice solutions to medium and large businesses and enterprise organizations throughout 16 Eastern states and the District of Columbia. US LEC offers advanced, IP-based, data and voice services such as MPLS VPN and Ethernet, as well as comprehensive Dynamic TSM VoIP-enabled services and features. The company also offers local and long distance services and data services such as frame relay, Multi-Link Frame Relay and ATM. US LEC provides a broad array of complementary services, including conferencing, data backup and recovery, data center services and Web hosting, as well as managed firewall and router services for advanced data networking. US LEC also offers selected voice services in 27 additional states and provides enhanced data services, selected Internet services and MegaPOP® (local dial-up Internet access for ISPs) nationwide. For more information about US LEC, visit www.uslec.com.

Safe Harbor

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by management that, although we believe them to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission (the “SEC”), and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

-END-

Additional Information About this Transaction

PAETEC Holding Corp. will file with the Securities and Exchange Commission a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and PAETEC Holding Corp., and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by PAETEC Holding Corp. with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission’s web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transactions, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that will be filed by PAETEC Holding Corp. with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.